Goodwin Procter LLP

August 14, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Information Technologies and Services

100 F Street, N.E.

Mail Room 4561

Washington, D.C. 20549

Attention: Folake Ayoola, Special Counsel

Re:	Stellar Acquisition III Inc.

Amendment No. 1 to Registration Statement on Form S-4

Filed June 11, 2018

File No. 333-224227

Dear Ms. Ayoola:

This letter supplements the response of Stellar Acquisition III Inc. (“Stellar”) in connection with the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 19, 2018 (the “Comment Letter”) regarding Stellar’s Amendment No. 1 to its Registration Statement on Form S-4 (the “Registration Statement”) previously filed on June 11, 2018. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement.

We refer to Stellar’s response letter to the Comment Letter (the “Stellar Response”), which is being submitted concurrently herewith. We are acting as special counsel to Phunware, Inc. (“Phunware”) in connection with the potential PhunCoin offering noted in the Registration Statement. The responses provided are based upon information provided to Goodwin Procter LLP by Phunware.

For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Comment Letter. The portions of the Staff’s comments below that are part of the Stellar Response are in regular font and the portions of the comments that are being addressed in this letter are in bold font and underlined.

Risk Factors, page 40

5.	If Regulation A is available to you in connection with the distribution of PhunCoin to consumers in exchange for their agreements to provide certain benefits to the company, including, but not be limited to, enriching their personal data with additional information and participating in marketing campaigns that will assist you to deliver increased value to customers, please consider providing risk factors related to your business model, such as risks of privacy data breach and cybersecurity attacks. Please advise how you will value such data for purposes of calculating the ability to use Regulation A for that distribution. Alternatively, consider revising your disclosure to make clear that you intend to distribute PhunCoin pursuant to an offering either registered or eligible for an exemption from registration under the Securities Act.

Securities and Exchange Commission

August 14, 2018

Response to Comment No. 5

With respect to the Staff’s comment regarding valuation of the data Phunware will receive in exchange for PhunCoin, Phunware expects that the value of each PhunCoin to be issued pursuant to Regulation A or any other offering registered or eligible for an exemption from registration under the Securities Act by PhunCoin Sub, the wholly owned subsidiary of Phunware, will be fixed. Specifically, the Rights Agreement and PPM disclosed that the initial offering price of the PhunCoin is expected to be $0.008/PhunCoin. Based on the foregoing, the maximum number of PhunCoin that could be issued in the initial 12 month period under Regulation A would be 6,250,000,000. PhunCoin intends to create a “menu” of values for each item (or group) of data, each service and any other items for which PhunCoin may be earned (each, collectively, a “Reward Opportunity”), by having a number of PhunCoin associated with such Reward Opportunity. The value (i.e. number of PhunCoin) given to each Reward Opportunity will determine the number of PhunCoin to be distributed with respect to such Reward Opportunity. To the extent the PhunCoin issuable for Reward Opportunities exceeds the maximum amount allowed under Regulation A, PhunCoin Sub would be required to either qualify additional PhunCoin under Regulation A or seek another exemption or registration in order to continue issuing PhunCoin in connection with future Reward Opportunities.

Information About Phunware

PhunCoin, page 189

10.	On page 190, you state that you intend to distribute PhunCoin in an offering qualified under Regulation A. It is not clear to us how you can rely on the Regulation A exemption when you have already offered or sold the rights, warrants and possibly the PhunCoin under another exemption from registration.

In reviewing your disclosures, it appears to us that you or Phunware are engaged in two or three offerings in addition to the merger that is the subject of this registration statement. In this regard, it appears that Phunware has privately offered warrants to purchase Series F preferred stock and a future right to receive PhunCoin. In addition, it appears that you, or Phunware, have issued in a 506(c) offering rights to receive PhunCoin. In order for us to better understand your ongoing offerings, please provide us with supplemental copies of your agreement(s) with the holders of the warrants and rights, such as documents relating to the Series F preferred stock financing (warrants and rights) and the 506(c) rights offering.

Response to Comment No. 10

As noted in the response to Comment No. 10 in the Stellar Response, Phunware completed a Series F preferred stock financing (the “Series F Financing”), which was conducted pursuant to Regulation D Rule 506(b) and thereafter commenced a Regulation D Rule 506 (c) rights offering (the “Rights Offering”). We further note for the Staff, the Series F Financing was a separate securities offering occurring prior to the commencement of the Rights Offering. The Rights Offering is expected to be completed prior to the qualification of the Regulation A offering, if any.

Securities and Exchange Commission

August 14, 2018

With respect to the Regulation A comment, should the Regulation A offering occur, Phunware and PhunCoin Sub expect to rely on Rule 251(c) of Regulation A and SEC guidance in its Release with respect to the final Regulation A rules, which provide that offerings made pursuant to Regulation A will not be integrated with “prior offers or sales of securities”.

An issuer may conduct concurrent Rule 506(c) and Regulation A offerings so long as “each offering complies with the requirements of the exemption that is being relied upon for the particular offering” including advertisements and marketing with respect to Regulation A offerings that include the required legends under Rule 255 of Regulation A. We note that the Regulation A legends were included in the Token Rights Agreement (the “Rights Agreement”)1 and the private placement memorandum (“PPM”) with respect to the Rights Offering. In this regard, we reviewed Amendments for Small and Additional Issues Exemptions under the Securities Act, Release Nos. 33-9741; 34-74578; 39-2501; File No. S7-11-13 (March 25, 2015) (expressing that the final rules are also reaffirming the integration guidance provided in the Proposing Release, which is consistent with guidance by the Commission in its 2007 rule proposal on Regulation D.)2

13.	Please clarify whether there are any registration rights agreements related to the PhunCoin underlying the rights for PhunCoin for either your Series F preferred stock financing or the rights to be sold in the proposed Rule 506(c) private offering. Please tell us what exemption from registration the issuer of PhunCoin will be eligible to rely upon for the issuance of the PhunCoin pursuant to the rights agreements and the Series F Preferred Stock.

Response to Comment No. 13

With respect to the exemptions upon which the issuer of the PhunCoin will be eligible to rely, Phunware respectfully submits that there are a number of ways in which the issuance of the PhunCoins in exchange for the right to a future issuance of PhunCoin (“Series F PhunCoin Rights”) under the Series F convertible preferred warrants (“Series F Warrants”) and the right to a future issuance of PhunCoin pursuant to the Rights Agreement (the “Rights”) can be analyzed, each of which Phunware believes (i) allows for a permitted issuance of the PhunCoin under the federal securities laws and (ii) would have different implications for a potential Regulation A offering.

1 The Rights Agreement and PPM contain disclosure that certain holders of Rights may be entitled to receive “qualified” PhunCoin should PhunCoin Sub undertake a Regulation A offering of PhunCoin. Although Phunware does not believe that it was “testing the waters” in connection with such disclosure, out of an excess of caution it included the required legends in case it were determined otherwise.

2 https://www.sec.gov/rules/final/2015/33-9741.pdf

Securities and Exchange Commission

August 14, 2018

Analysis assuming there was a Primary Issuance of PhunCoin in connection with Rights Offering/Series F Warrants. Assuming the issuance of the Series F PhunCoin Rights and the Rights were also a primary issuance of the PhunCoin pursuant thereto (the “Exchange Tokens”), then Phunware believes there is “no sale” upon the issuance of Exchange Tokens and no exemption from registration is required because all such securities (including the Exchange Tokens) were issued in compliance with Regulation D. The impact on the Regulation A offering (should PhunCoin Sub seek a Regulation A offering in the future for PhunCoin) is that the Exchange Tokens included in the Regulation A offering would represent resale securities and must be limited to 30% of the total securities being qualified under Regulation A.

Analysis assuming exemption/registration is required with respect to the issuance of PhunCoin in connection with Rights Offering/Series F Warrants. If, however, an exemption or registration is required in connection with the issuance of the Exchange Tokens, then we respectfully submit that the initial issuance of the Series F PhunCoin Rights and the Rights did not also include the simultaneous primary issuance of Exchange Tokens. In such event, Phunware believes that there are a number of exemptions and qualification avenues available with respect to the issuance of Exchange Tokens that would comply with federal securities laws. The impact on the Regulation A offering (should PhunCoin Sub seek a Regulation A offering in the future for PhunCoin) is that the Exchange Tokens included in the Regulation A offering could either be primary or resale securities depending on the exemption or issuance process noted below.

●	Section 3(a)(9) of the Securities Act

Analysis. Phunware believes Section 3(a)(9) of the Securities Act would be available for purposes of an exchange of the Series F PhunCoin Rights pursuant to the Series F Warrant for Exchange Tokens. Pursuant to an amendment to the Series F Warrant as discussed in the Stellar Response, PhunCoin Sub will be fully and unconditionally assuming the obligation to issue Exchange Tokens under the Series F Warrant, and as such, Phunware believes that PhunCoin Sub would be able to qualify the issuance of Exchange Tokens under Section 3(a)(9). See, e.g., SEC Division of Corporation Finance, Compliance and Disclosure Interpretations, Securities Act Sections (Question 125.02)(Nov. 26, 2008). Phunware also believes that Section 3(a)(9) would be available for the issuance of Exchange Tokens pursuant to the Rights. The issuance of the Exchange Tokens are (i) from the same issuer (or a successor issuer for purposes of the Series F Warrant), (ii) there is no additional consideration required from Series F PhunCoin Rights or Rights holders to receive the Exchange Tokens, (iii) the Exchange Tokens will only be issued to existing holders of Series F PhunCoin Rights and the Rights and (iv) no commission or compensation will be paid for the issuance of Exchange Tokens. The Exchange Tokens would keep the status of the Series F PhunCoin Rights and the Rights as “restricted” securities and holders would, pursuant to Rule 144(d)(3)(ii), be able to “tack” onto the holding period of such original securities.

Regulation A Impact. The impact on the Regulation A offering (should PhunCoin Sub seek a Regulation A offering in the future for PhunCoin) is that the Exchange Tokens included in the Regulation A offering represent resale securities and must be limited to 30% of the total securities being qualified under Regulation A.

●	Regulation D, Rule 506(c)

Analysis. Should the Staff disagree that Section 3(a)(9) is available, Phunware believes that Regulation D, Rule 506(c) would be available for the issuance of Exchange Tokens. Such Exchange Tokens would be “restricted” securities and PhunCoin Sub would issue the Exchange Tokens subject to accredited investor verification.

Regulation A Impact. The impact on the Regulation A offering (should PhunCoin Sub seek a Regulation A offering in the future for PhunCoin) is that the Exchange Tokens included in the Regulation A offering represent resale securities and must be limited to 30% of the total securities being qualified under Regulation A.

Securities and Exchange Commission

August 14, 2018

●	Primary Issuance of Newly Qualified Exchange Tokens/PhunCoin

Analysis. Continuing with the assumption that the issuance of the Exchange Tokens is a separate issuance of securities from the Series F PhunCoin Rights and the Rights, Phunware believes that PhunCoin Sub may instead issue “qualified” Exchange Tokens as a primary issuance by including in the Regulation A offering, “primary” PhunCoin that will be used as the Exchange Tokens, such that no exemptive relief is required in connection with the issuance of the Exchange Tokens..

Regulation A Impact. The impact on the Regulation A offering (should PhunCoin Sub seek a Regulation A offering in the future for PhunCoin) is that the Exchange Tokens included in the Regulation A offering would represent primary issuance securities.

Should PhunCoin Sub seek a Regulation A offering, it intends to do so approximately one year after the Rule 506(c) offering for the Rights has closed. However, if PhunCoin Sub is unable to rely on Regulation A for its primary issuance of PhunCoin to users and either a primary or secondary resale of Exchange Tokens by the current holders of the Series F PhunCoin Rights and the Rights, PhunCoin Sub may choose to register its PhunCoin pursuant to an S-1 filing or limit its offering (and, therefore, the size of its PhunCoin ecosystem) in reliance on other exemptions to registration under the Securities Act, including Regulation D.

14.	Please expand your description of the Regulation A offering that you plan to commence approximately one year after the Rule 506(c) private rights offering has closed and explain what transactions are being registered. In this regard, please clarify whether the Regulation A offering is solely for additional primary issuances unrelated to the rights underlying the Series F preferred stock financing and the rights to be sold in the proposed Rule 506(c) private offering. If you intend on registering the PhunCoin underlying the rights being offered and sold in the private offering in reliance on Rule 506(c), please explain, supplementally, your basis for qualifying securities that are subject to an ongoing offering pursuant to the rights or that, depending on the structure of the rights, may already have been sold in such private offering. Please also explain why you believe that a subsequent PhunCoin offering would be eligible under Regulation A given that the exemption is not available to existing reporting companies.

Response to Comment No. 14

With respect to the Staff’s comments regarding primary versus secondary issuances, please see our response to Comment 13.

The Regulation A offering is expected to be conducted by PhunCoin Sub, a non-reporting subsidiary of Phunware, and therefore, an eligible issuer under Regulation A. While we do not anticipate that Phunware would conduct a Regulation A offering, pursuant to the Economic Growth, Regulatory Relief and Consumer Protection Act signed by President Trump on May 24, 2018, Regulation A may also be available for use by reporting companies in the future.

Securities and Exchange Commission

August 14, 2018

We thank the Staff for its review of the foregoing. If you have any questions or would like further information concerning the Phunware’s responses, please do not hesitate to contact me at (212) 813-8842 or Mitzi Chang at (415) 733-6017.

Sincerely,

/s/ Mark Schonberger
Mark Schonberger

Cc:	Michael Coke, Esq.

Eric Hsu, Esq.

Wilson Sonsini Goodrich & Rosati PC

Jeffrey W. Rubin, Esq.

Ellenoff Grossman & Schole LLP